ARDIAN ACCESS SECONDARY INFRASTRUCTURE FUND LLC

MULTIPLE CLASS PLAN

Ardian Access Secondary Infrastructure Fund LLC (the “Fund”) is a limited liability company organized under Delaware law. The Fund’s Limited Liability Company Agreement provides that units of beneficial interest (“Units”) of the Fund may be divided into various classes of beneficial interests.

The Fund is a closed-end management investment company that has received exemptive relief (the “Exemptive Order”) from the U.S. Securities and Exchange Commission (the “SEC”) to permit the Fund to issue multiple classes of Units with sales loads and/or asset-based distribution and/or service fees in accordance with Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”). Although not directly subject to Rule 18f-3 under the 1940 Act, as a condition to reliance on the Exemptive Order, the Fund must comply with the provisions of Rule 18f-3, as if they apply to the Fund.

This Multiple Class Plan (the “Plan”) is adopted by the Board of Directors (the “Board”) of the Fund, including a majority of its directors who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Directors”), pursuant to Rule 18f-3(d) under the 1940 Act.

The Fund may offer multiple classes of Units (each, a “Class,” and collectively, the “Classes”). Each Class of Units represents interests in the same investment portfolio of the Fund and has the same rights, preferences, voting powers, restrictions and limitations, except as provided in this Plan. The Fund may from time to time offer additional classes of Units by amending this Plan in accordance with Section 7 hereof.

The Board, including a majority of the Independent Directors, has determined that this Plan, including the allocation of expenses, is in the best interest of the Fund as a whole and each Class of Units offered by the Fund.

The provisions of the Plan are as follows:

1.

General Description of Classes. Each Class of Units of the Fund shall represent interests in the same portfolio of investments of the Fund, shall have such exchange privileges and/or conversion features within the Fund as described in the Fund’s Prospectus, and shall be identical in all respects, except that, as provided for in the Fund’s Prospectus or the Fund’s share class-specific Prospectus, each Class shall or may differ with respect to: (i) asset-based distribution fees; (ii) account maintenance and shareholder services and expenses; (iii) differences relating to sales loads, early withdrawal sales charges, purchase minimums, eligible investors and exchange privileges; (iv) other class-specific expenses detailed in Section 2 below; and (v) the designation of each Class of Units. The Classes of Units designated by the Fund are set forth in Appendix A, which may be amended and/or restated from time to time.

2.	Allocation of Income and Class Expenses.

a.	Each Class of Units shall have the same rights, preferences, voting powers, restrictions and limitations, except as follows:

(i)	Expenses related to the distribution of a Class of Units or to the services provided to shareholders of a Class of Units shall be borne solely by such Class;

(ii)	The following expenses attributable to the Units of a particular Class will be borne solely by the Class to which they are attributable:

(a)	Asset-based distribution, account maintenance and shareholder service fees;

(b)	Extraordinary non-recurring expenses including litigation and other legal expenses relating to a particular Class; and

(c)	Such other expenses as the Board determines were incurred by a specific Class and are appropriately paid by that Class.

(iii)

Income, realized and unrealized capital gains and losses, and expenses that are not allocated to a specific Class pursuant to this Section 2, shall be allocated to each Class of the Fund on the basis of the net asset value of that Class in relation to the net asset value of the Fund.

Notwithstanding the foregoing, the underwriter, investment advisor, subadvisor or other provider of services to the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under the 1940 Act; provided, however, that the Board shall monitor the use of waivers or expense reimbursements intended to differ by Class.

b.

Investment advisory fees, custodial fees, and other expenses relating to the management of the Fund’s assets shall not be allocated on a Class-specific basis, but rather based upon relative net assets.

3.

Voting Rights. Each Class of Units will have identical voting rights except that each Class of Units will have exclusive voting rights with respect to matters that exclusively affect such Class and separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class. In matters as to which one or more Classes of Units do not have exclusive voting rights, all Classes of Units of the Fund will vote together, except when a Class vote is required by the 1940 Act.

4.

Exchanges. A Class of Units of the Fund may be exchanged without payment of any exchange fee for another Class of Units of the Fund at their respective net asset values, to the extent permitted, and as provided, in the Fund’s then-current Prospectus.

5.

Class Designation. Subject to the approval by the Board, the Fund may alter the nomenclature for the designations of one or more of its Classes of Units, and may convert a Class of Units into a new or existing Class.

6.

Additional Information. This Plan is qualified by and subject to the terms of the Fund’s then-current Prospectus for the applicable Class(es) of Units of the Fund; provided, however, that none of the terms set forth in any such Prospectus shall be inconsistent with the terms of this Plan.

7.	Amendments. This Plan may be terminated or amended at any time with respect to the Fund or a Class of Units thereof by a majority of the Board, and a majority of the Independent Directors.

8.

Miscellaneous. Any reference in this Plan to information in the Fund’s Prospectus shall mean information in the Fund’s then-current Prospectus, as the same may be amended or supplemented from time to time, or in the Fund’s Statement of Additional Information, as the same may be amended or supplemented from time to time.

Appendix A

Share Classes*
Class J

Class D

Class I

Class X

*	The features and expenses of each share class are described in further detail in the Fund’s Prospectus, which may be supplemented or amended from time to time.

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